[Letterhead of Wintrust Financial Corporation]

October 4, 2011

Via EDGAR, Facsimile and Federal Express

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: Christian Windsor

Re:	Wintrust Financial Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the period ended June 30, 2011,

Filed August 9, 2011

File No. 001-35077

Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation (the “Company” or “Wintrust”), I am writing in response to the comments contained in the comment letter dated September 21, 2011 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”), and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “Second Quarter 10-Q”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to Christian Windsor.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response. Please note that this letter does not include information regarding the Company’s results for the quarter ended September 30, 2011, as such results are not yet available. Such information is represented by the following placeholder “[—]”.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business

Our Business

Specialty Finance, page 4

1. We note that your specialty finance segment consists of financing relating to commercial insurance, life insurance and short-term accounts receivable financing. Please tell us, and please revise future filings to disclose, the percentage of total revenues that each subsegment represents.

We propose to revise our disclosure in response to the Staff’s comment. Had we included this disclosure in our 2010 10-K, we would have added a sentence to the end of the disclosure under the sub-heading “Specialty Finance” as follows:

Our commercial premium finance operations, life insurance premium finance operations and accounts receivable finance operations accounted for 58%, 36% and 6%, respectively, of the total revenues of our specialty finance business.

We undertake to include such revised disclosure in our future filings.

2. We note your disclosure on page 1 and the risk factor on page 23 regarding the risks associated with your specialty finance segment. In future filings please provide additional disclosure about the risks associated with these lines of businesses. For instance discuss the risks that are associated with financing the payment of commercial insurance premiums and life insurance premiums, including, but not limited to, regulation of the industry, prohibition of stranger-originated life insurance and the risk of contest or rescission of the policies by insurance companies. Make corresponding changes to the risk factor disclosure.

We propose to revise our disclosure in response to the Staff’s comment. However, in lieu of including the additional disclosure on risks in the summary paragraph on page 1, we propose to add further disclosure to the more detailed discussion of our specialty finance business beginning on page 5 as well as to the risk factor on page 23 and the risk factor on page 25 entitled “Widespread financial difficulties or credit downgrades among commercial and life insurance providers could lessen the value of the collateral securing our premium finance loans and impair the financial condition and liquidity of FIFC.” The draft revised disclosure is attached as Exhibit 2A, Exhibit 2B and Exhibit 2C, respectively. In each case we have used markings to indicate the changes to the proposed disclosure. We undertake to include such revised disclosure in our future filings.

Supervision and Regulation

Community Reinvestment, page 14

3. We note your disclosure that one Bank received a “needs improvement” CRA rating. Please tell us which bank received this rating, and please explain the steps that you have taken to improve the results of the bank’s next performance evaluation. Please additionally make this disclosure in future filings.

We propose to revise our disclosure in response to the Staff’s comment. North Shore Community Bank & Trust Company (“North Shore”) received a “needs improvement” CRA rating. We have undertaken numerous efforts to improve the results and North Shore’s next CRA evaluation is in process. Pending conclusion of that evaluation, and for so long as North Shore has a “needs improvement” CRA rating, we undertake to include such additional disclosure in our filings as requested by the Staff. In particular, we propose to replace what are currently the last three sentences in the Community Reinvestment disclosure with the disclosure set forth in Exhibit 3.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 33

4. Please tell us, with a view towards revised disclosure, about any material concentration of the providers of the insurance policies underlying your specialty premium finance business.

We propose to revise our disclosure in response to the Staff’s comment. In particular, we propose to add further disclosure to the discussion of our specialty finance business which began on page 5 of our 2010 10-K. The revised disclosure is included in the additions set forth in Exhibit 2A.

Item 8. Financial Statements and Supplementary Data

Note (23) Fair Value of Financial Instruments, page 133

5. Please tell us whether you use pricing services to value available-for-sale securities classified in Level 2 of the fair value hierarchy. If so, please describe to us the following:

•	How you evaluate the accuracy and completeness of the observable market data used by such pricing services in valuing securities; and

•	The internal controls you have in place over the prices received from pricing services.

We use an outside provider as the source for Level 2 security valuations. The provider is a well recognized industry-wide valuation firm that conducts evaluations based on market data. We have contracted with our provider to utilize a pricing methodology that includes observable market data such as broker quotes, benchmark yields, reported trades, issuer spreads, benchmark securities, bids, offers and reference data including market research publications. Our provider receives broker quotes from market makers who are recognized as active market participants.

Based on our review, our provider has developed and implemented quality control programs and review processes to assess the available market, credit and deal level information to support the evaluation. In the event the provider determines that sufficient objective, verifiable information is not available to support a valuation, they discontinue evaluating that security. In the case of discontinued evaluation by our outside provider, we attempt to obtain observable market pricing from other relevant third party sources to determine the market value of the security. In the event sufficient observable market data is not available to us, we classify the security in Level 3 of the fair value hierarchy.

We have an internal investment accounting system where results are reviewed monthly by management. This investment accounting system interfaces with our outside provider to update the investment portfolio market values. We evaluate whether the assumptions underlying our outside provider’s valuation of the securities are reasonable and not inconsistent with the information that would be used by other market participants to value these types of securities by periodically evaluating the valuations against the pricing output to other third party sources. This evaluation is done by our Investment Operations Department, which maintains our internal investment accounting system and the Investment Department, which is responsible for the buying and selling of securities.

•

The Investment Operations Department reviews the pricing of securities in the investment accounting system for any unusual or unexpected movements in market values. Separate pricing information is obtained from other third party pricing sources such as Bloomberg on a periodic basis and when unusual movements are noted in the market values.

•

The Investment Department reviews the results of the valuation of our securities portfolio. Independent observable market data is obtained from other third party pricing sources such as Bloomberg and outside brokers when unusual movements are noted in the market value or when performing a buy/sell analysis on any given security. Any significant or unusual discrepancy in market value is communicated to the Investment Operations Department which determines if any market value adjustment is warranted.

Management believes that the controls we have in place, operating alongside the control environment at our outside provider, allow us to properly classify securities into the fair value hierarchy for financial reporting purposes.

6. We note your disclosure that fair values for available-for-sale and trading account securities are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers. Please describe to us the following:

•	When models are used to price Level 2 securities, the controls that are in place to ensure that inputs to such models are derived principally from or corroborated by observable market data; and

•	When indicators from market makers are used to price Level 2 securities, the controls in place to properly classify securities into the fair value hierarchy.

Please see our response to the Staff’s comment number 5.

Item 11. Executive Compensation, page 149

7. We note that you do not appear to have incorporated by reference the sections of your definitive proxy statement that include the disclosure required by Items 402(c)-(j) of Regulation S-K. These sections appear on pages 45-54 of your definitive proxy statement. Please file an amendment to your 10-K that includes, or incorporates by reference, this required disclosure, or advise the staff how you concluded that the information in this section is adequate to incorporate all the required information.

In preparing the 2011 Proxy, we intended that all of the information appearing in the 2011 Proxy beginning at the “Executive Compensation” heading on page 30 of the 2011 Proxy through and ending at the end of numbered footnote 9 on page 60 of the 2011 Proxy formed a part of a single section of the 2011 Proxy Statement captioned, as a whole, “Executive Compensation”. We further intended that all of such information would be incorporated by reference into our 2010 10-K through the reference in Item 11 of Part III of the 2010 10-K to information appearing under the caption “Executive Compensation.”

We confirm to the Staff that, for all purposes, such information (including the tabular and narrative disclosure under the headings “Compensation Discussion and Analysis”, “Compensation Committee Report”, “2010 Summary Compensation Table”, “2010 Grants of Plan-Based Awards”, “2010 Outstanding Equity Awards at Fiscal Year-End Table”, “2010 Option Exercises and Stock Vested Table”, “2010 Nonqualified Deferred Compensation Table” and “Potential Payments on Change of Control”) should be considered incorporated by reference into Item 11 of Part III of the 2010 10-K. We chose the heading “Executive Compensation” to apply to the sections referenced above because the information in those sections is responsive to Item 402 of Regulation S-K, which is captioned as a whole, “Executive Compensation”.

In preparing our 2010 10-K, we more specifically incorporated by reference the Compensation Committee Report (which appears on pages 44 – 47 of the 2011 Proxy and which the Company also intended be included in the reference to the items captioned “Executive Compensation”) because that section of the 2011 Proxy is required, separately, by Item 407 of Regulation S-K and because that section is furnished to, rather than filed with, the Commission. In addition, we separately incorporated by reference the section entitled “Director Compensation” because although the “Director Compensation” disclosure is also required by Item 402 (“Executive Compensation”), such information does not refer to compensation of executives.

In response to the Staff’s comment, however, we undertake that in preparing our future filings we will alter the font size and/or formatting of the section headings to make clear that the “Executive Compensation” section includes all of such sub-sections, or to specifically incorporate by reference each sub-section of the “Executive Compensation” section.

Part III. Incorporated from Definitive Proxy Statement on Schedule 14A filed April 28, 2011

Board of Directors, Committees and Governance

Director Independence, page 22

8. In future filings, please identify by name each director that is independent under the independence standards that are applicable to you. Refer to Item 407(a) of Regulation S-K.

We believe the information in the second paragraph under Director Independence on page 22, the information provided in the last paragraph under

Nominating and Corporate Governance Committee on page 23, the information provided in the last paragraph under Audit Committee on page 25 and the information provided in the last paragraph under Compensation Committee on page 26 of the Definitive Proxy Statement on Schedule 14A filed April 28, 2011 (the “2011 Proxy”) is responsive to the requirements of Item 407(a) of Regulation S-K. However, to provide further clarity, we propose to revise our disclosure on this topic in future filings in response to the Staff’s comment to read as set forth as Exhibit 8. We undertake to include such revised disclosure in our future filings.

Security Ownership of Certain Beneficial Owners, Directors and Management, page 63

9. Please provide us with more detail regarding the footnotes that state that the shares beneficially owned are pledged as securities to financial institutions.

We believe the disclosure in the footnotes complies with the requirements of Item 403(b) of Regulation S-K and no additional disclosure is required. For the Staff’s information, the shares pledged by Mr. Moschner, Mr. Murphy and the non-NEO executive officer are pledged as security on loans from one of our subsidiary banks. The shares pledged by Mr. Wehmer and Mr. Stoehr are pledged as security on loans from an unaffiliated institution.

Related Party Transactions, page 64

10. Please confirm that by “non affiliated persons” in the representations included on page 65, you mean “persons not related to Wintrust”. Please refer to Instruction 4(c) (ii) of Item 404 of Regulation S-K. Confirm that you will provide the correct representation in future filings.

We confirm that by “non affiliated persons” in the representations included on page 65 of the 2011 Proxy, we mean “persons not related to Wintrust”. In future filings, we undertake to draft any such representation to read “persons not related to Wintrust”.

Form 10-Q for the Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6. Loans, page 10

11. We note that you combined reclassifications to/from non-accretable yield and increases/decreases in interest cash flows due to prepayments and/or interest rates in the accretable yield rollforward table on page 11. Please provide us and revise, in future filings, the roll-forward of activity for the accretable yield to detail each of these changes in the accretable yield to the extent material. Please also tell us and revise future filings to discuss in detail any material changes to the accretable yield.

We propose to revise our disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 11 and will replace the current table referred to in the Staff’s comment. We undertake to include such revised disclosure in our future filings.

Note 7. Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans, page 12

12. We note your disclosure relating to your FDIC-assisted transactions. Please revise your future filings beginning with your Form 10-Q for the period ended September 30, 2011 to include a roll forward of the FDIC indemnification asset.

We propose to revise our disclosure in response to the Staff’s comment. The draft revised disclosure is attached as Exhibit 12. We intend to include the disclosure in footnote 3 (“Business Combinations”) rather than footnote 7 (“Allowance for Loan Losses”) at the end of the initial section entitled “FDIC Assisted Transactions” and immediately before the section entitled “Other Bank Acquisitions”. We undertake to include such revised disclosure in our future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

13. Please tell us management’s view of the impact the Durbin Amendment to the Dodd-Frank Act will have on your interchange fee revenue. If management believes that the amendment may have a material impact upon your results of operations or financial statements make appropriate revisions to your disclosure in future filings.

Management believes that the Durbin Amendment to the Dodd-Frank Act will reduce our interchange fee revenue, which historically has not been a significant revenue source for the Company. Additionally, the reduction in revenue will be partially offset by the elimination of expenses relating to certain discontinued programs and fee revenue associated with increased usage of other products. Management does not believe that the Durbin Amendment to the Dodd-Frank Act will have a material impact on our results of operations or financial statements.

Results of Operations

Supplemental Financial Measures/Ratios, page 47

14. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the provision for credit losses from net income to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety in the title.

We propose to revise our disclosure in response to the Staff’s comment. We will revise the measure that we currently refer to as “Core Pre-Tax Earnings” to “Pre-Tax Adjusted Earnings.” We undertake to include such revised disclosure in our future filings.

Allowance for Loan Losses

Restructured Loans, page 81

15. You disclose you had restructured loans of $103.0 million, $101.2 million, and $32.4 million as of June 30, 2011, December 31, 2010 and 2009 respectively. Please revise future filings and address the following related to your restructured loans:

•	Disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

•

Tell us in detail and disclose in future filings how you determined that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

•	Disclose how you measure impairment on your TDRs;

•	Disclose your policy for removing loans from TDR classification; and

•

Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

We propose to revise our disclosure in response to the first four bullet points set forth in the Staff’s comment. The draft revised disclosure is attached as Exhibit 15. We undertake to include such revised disclosure in our future filings.

With respect to the information requested in the last bullet of comment 15, we have modified loans that were not accounted for as TDRs. However, as more fully described in the proposed additional disclosure, we do not consider modifications of loans which have a risk rating of a 5 or better both before and after modification to be TDRs. We do not separately track modifications of loans that are not reviewed for TDR status, so are unable to provide the information requested in the last sentence of the last bullet of this comment.

************

The company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 615-4047. My fax number is (877)-873-5406, and my email address is lreategui@wintrust.com.

Sincerely,

/s/ Lisa J. Reategui

Lisa J. Reategui

Executive Vice President,

General Counsel & Corporate

Secretary

Exhibit 2A

We conduct our specialty finance businesses through indirect non-bank subsidiaries. Our wholly owned subsidiary, FIFC, engages in the premium finance receivables business, our most significant specialized lending niche, including commercial insurance premium finance and life insurance premium finance.

FIFC makes loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. Approved medium and large insurance agents and brokers located throughout the United States assist FIFC in arranging each commercial premium finance loan between the borrower and FIFC. FIFC evaluates each loan request according to its underwriting criteria including the amount of the down payment on the insurance policy, the term of the loan, the credit quality of the insurance company providing the financed insurance policy, the interest rate, the borrower’s previous payment history, if any, and other factors deemed appropriate. Upon approval of the loan by FIFC, the borrower makes a down payment on the financed insurance policy, which is generally done by providing payment to the agent or broker, who then forwards it to the insurance company. FIFC may either forward the financed amount of the remaining policy premiums directly to the insurance carrier or to the agent or broker for remittance to the insurance carrier on FIFC’s behalf. In some cases the agent or broker may hold our collateral, in the form of the proceeds of the unearned insurance premium from the insurance company, and forward it to FIFC in the event of a default by the borrower. Because the agent or broker is the primary contact to the ultimate borrowers who are located nationwide and because proceeds and our collateral may be handled by the agent or brokers during the term of the loan, FIFC may be more susceptible to third party (i.e., agent or broker) fraud. The Company performs ongoing credit and other reviews of the agents and brokers, and performs various internal audit steps to mitigate against the risk of any fraud.

The commercial and property premium finance business is subject to regulation in the majority of states. Regulation typically governs notices to borrowers prior to cancellation of a policy, notices to insurance companies, maximum interest rates and late fees and approval of loan documentation. FIFC is licensed or otherwise qualified to provide financing of commercial insurance policies in all 50 states and FIFC’s compliance department regularly monitors changes to regulations and updates policies and programs accordingly.

In 2007, FIFC expanded and began financing life insurance policy premiums for high net-worth individuals. These loans are originated directly with the borrowers with assistance from life insurance carriers, independent insurance agents, financial advisors and legal counsel. ~~The~~ The cash surrender value of the life insurance policy is the primary form of collateral. In addition, these loans often are secured with a letter of credit, marketable securities or certificates of deposit. In some cases, FIFC may make a loan that has a partially unsecured position. In 2009, FIFC significantly expanded its life insurance premium finance business by purchasing a portfolio of domestic life insurance premium finance loans with an aggregate unpaid principal balance of approximately $1.0 billion and certain related assets from two affiliates of American International Group, Inc. (“AIG”), for an aggregate purchase price of $745.9 million.

The life insurance premium finance business is governed under banking regulations but is not subject to additional systemic regulation. FIFC’s compliance division regularly monitors the regulatory environment and the company’s compliance with existing regulations. FIFC maintains a policy prohibiting the knowing financing of stranger-originated life insurance and has established procedures to identify and prevent the company from financing such policies. While a carrier could potentially put at risk the cash surrender value of a policy, which serves as FIFC’s primary collateral, by challenging the validity of the insurance contract for lack of an insurable interest, FIFC believes it has strong counterclaims against any such claims by carriers, in addition to recourse to borrowers and guarantors as well as to additional collateral in certain cases.

FIFC’s premium finance loans are primarily secured by the insurance policies financed by the loans. These insurance policies are written by a large number of insurance companies geographically dispersed throughout the country. Our premium finance receivables balances finance insurance policies which are spread among a large number of insurers, however one of the insurers represents approximately 15% of such balances and two additional insurers each represent approximately 5% of such balances. FIFC consistently monitors carrier ratings and financial performance of our carriers. In the event ratings fall below certain levels, most of FIFC’s life insurance premium finance policies provide for an event of default and allow FIFC to have recourse to borrowers and guarantors as well as to additional collateral in certain cases. For the commercial premium finance business, the term of the loans is sufficiently short such that in the event of a decline in carrier ratings, FIFC can restrict or eliminate additional loans to finance premiums to such carriers.

Through our wholly owned subsidiary, Tricom, we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services to the temporary staffing industry. Tricom’s clients, located throughout the United States, provide staffing services to businesses in diversified industries. During 2010, Tricom processed payrolls with associated client billings of approximately $300.9 million and contributed approximately $6.3 million to our revenue, net of interest expense.

Exhibit 2B

Our premium finance business may involve a higher risk of delinquency or collection than our other lending operations, and could expose us to losses.

We provide financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through our wholly owned subsidiary, First Insurance Funding Corporation (“FIFC”). Commercial insurance premium finance loans involve a different, and possibly higher, risk of delinquency or collection than life insurance premium finance loans and the loan portfolios of our bank subsidiaries because these loans are issued primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide. As a result, risk management and general supervisory oversight may be difficult. As of December 31, 2010, we had $1.3 billion of commercial insurance premium finance loans outstanding, which represented 13% of our total loan portfolio as of such date.

FIFC may also be more susceptible to third party fraud with respect to commercial insurance premium finance loans because these loans are originated and many times funded through relationships with unaffiliated insurance agents and brokers. In the second quarter of 2010, fraud perpetrated against a number of premium finance companies in the industry, including the property and casualty division of FIFC, increased both the Company’s net charge-offs and provision for credit losses by $15.7 million. Acts of fraud are difficult to detect and deter, and we cannot assure investors that FIFC’s risk management procedures and controls will prevent losses from fraudulent activity. ~~We~~

FIFC may be exposed to the risk of loss in our life insurance premium finance business because of fraud~~,~~. While FIFC maintains a policy prohibiting the ~~possibility~~knowing financing of ~~insolvency of insurance carriers that are in possession of unearned~~stranger-originated life insurance ~~premiums that represent our~~ and has established procedures to identify and prevent the company from financing such policies, FIFC cannot be certain that it will never provide loans with respect to such a policy. In the event such policies were financed, a carrier could potentially put at risk the cash surrender value of a policy, which serves as FIFC’s primary collateral, by challenging the validity of the insurance contract for lack of an insurable interest.

See “Risk Factors — Widespread financial difficulties or ~~that our~~ credit downgrades among commercial and life insurance providers could lessen the value of the collateral ~~value is not ultimately enough to cover our outstanding balance in the event that a borrower~~

~~defaults, which could result in a material adverse effect on our~~securing our premium finance loans and impair the financial condition and ~~results of operations.~~ liquidity of FIFC” for a discussion of further risks associated with our insurance premium finance activities.

While FIFC is licensed as required and carefully monitors compliance with regulation of each of its businesses, there can be no assurance that FIFC will not be negatively impacted by material changes in the regulatory environment.

Additionally, to the extent that affiliates of insurance carriers, banks, and other lending institutions add greater service and flexibility to their financing practices in the future, our competitive position and results of operations could be adversely affected. FIFC’s life insurance premium finance business could be materially negatively impacted by changes in the federal or state estate tax provisions. There can be no assurance that FIFC will be able to continue to compete successfully in its markets.

Exhibit 2C

Widespread financial difficulties or credit downgrades among commercial and life insurance providers could lessen the value of the collateral securing our premium finance loans and impair the financial condition and liquidity of FIFC.

FIFC’s premium finance loans are primarily secured by the insurance policies financed by the loans. These insurance policies are written by a large number of insurance companies geographically dispersed throughout the country. ~~To~~Our premium finance receivables balances finance insurance policies which are spread among a large number of insurers, however one of the insurers represents approximately 15% of such balances and two additional insurers each represent approximately 5% of such balances. FIFC consistently monitors carrier ratings and financial performance of our carriers. While FIFC can mitigate its risks as a result of this monitoring, the extent that commercial or life insurance providers experience widespread difficulties or credit downgrades, the value of our collateral will be reduced~~.~~ and FIFC is subject to the possibility of insolvency of insurance carriers in the commercial and life insurance businesses that are in possession of our collateral. If one or more large nationwide insurers were to fail, the value of our portfolio could be significantly negatively impacted. A significant downgrade in the value of the collateral supporting our premium finance business could impair our ability to create liquidity for this business, which, in turn could negatively impact our ability to expand.

Exhibit 3

The CRA also requires that all institutions make public disclosure of their CRA ratings. Each of the banks received a “satisfactory” rating from the Federal Reserve or the OCC on their most recent CRA performance evaluations except for North Shore Community Bank & Trust Company (“North Shore”) which received a “needs improvement” rating. In response to this rating, North Shore has undertaken numerous efforts to improve the results of the next CRA evaluation, including, but not limited to, increased community development lending, investments and services, increased outreach, an enhanced marketing effort for low and moderate income communities and individuals, enhanced CRA training for bank staff and implementation of strong internal monitoring to proactively track progress. Because one of the banks received a “needs improvement” rating on its most recent CRA performance evaluation, and given the Company’s holding company status, the Company is now subject to restrictions on further expansion of the Company’s or the banks’ activities.

Exhibit 8

The Board has reviewed the independence of our current non-employee Directors and nominees and found that each of Mr. Crist, Mr. Crowther, Mr. Damico, Mr. Getz, Mr. Hackett, Mr. Heitmann, Mr. James, Mr. Moschner, Mr. Neis, Mr. Perry, Mr. Rademacher, and Ms. Stafford are independent under the applicable NASDAQ listing standards. [Statement regarding any director nominees, if applicable]. Mr. Wehmer, who is an employee director, does not meet the applicable independence standards. Accordingly, more than 90% of the members of the Board are independent, including the Chairman of the Board, Mr. Crist. In addition, and as set forth in further detail below, the Board has determined that each of the members of the Audit, Compensation and Nominating and Corporate Governance Committees are independent under the independence standards of their respective committees.

Exhibit 11

Changes in expected cash flows may vary from period to period as the Company periodically updates its cash flow model assumptions. The factors that most significantly affect estimates of gross cash flows expected to be collected, and accordingly the accretable yield, include changes in the benchmark interest rate indices for variable-rate products and changes in prepayment assumptions. The following table provides activity for the accretable yield of loans acquired with evidence of credit quality deterioration since origination:

Proposed Disclosure
	Three Months Ended September 30, 2011		Nine Months Ended September 30, 2011
(Dollars in thousands)	FDIC- Assisted Acquisitions	Life Insurance Premium Finance Loans	FDIC- Assisted Acquisitions	Life Insurance Premium Finance Loans
Accretable yield, beginning balance	$—	$—	$—	$—
Acquisitions	—	—	—	—
Accretable yield amortized to interest income	—	—	—	—
Reclassification to/from non-accretable difference	—	—	—	—
Increases/decreases in interest cash flows due to prepayments and changes in interest rates
	—	—	—	—

Accretable yield, ending balance	$—	$—	$—	$—

Exhibit 12

As stated above, in conjunction with FDIC-assisted transactions, the Company entered into loss share agreements with the FDIC. These agreements cover realized losses on loans, foreclosed real estate and certain other assets. These loss share assets are measured separately from the loan portfolios because they are not contractually embedded in the loans and are not transferable with the loans should the Company choose to dispose of them. Fair values at the acquisition dates were estimated based on projected cash flows available for loss-share based on the credit adjustments estimated for each loan pool and the loss share percentages. The loss share assets are also separately measured from the related loans and foreclosed real estate and recorded as FDIC indemnification assets on the Consolidated Statements of Condition. Subsequent to the acquisition date, reimbursements received from the FDIC for actual incurred losses will reduce the loss share assets. Reductions to expected losses, to the extent such reductions to expected losses are the result of an improvement to the actual or expected cash flows from the covered assets, will also reduce the loss share assets. Additions to expected losses, will require an increase to the allowance for loan losses, and a corresponding increase to the loss share assets.

The following table summarizes the activity in the Company’s FDIC indemnification asset during the periods indicated:

Changes in FDIC Indemnification Asset

(Dollar amounts in thousands)

	Three Months Ended		Nine Months Ended
(Dollars in thousands)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Balance at beginning of period	$—	$—	$—	$—
Additions	—	—	—	—
(Amortization) accretion	—	—	—	—
Expected reimbursements from the FDIC for changes in expected credit losses	—	—	—	—
Payments received from the FDIC	—	—	—	—

Balance at end of period	$—	$—	$—	$—

Exhibit 15

At ~~June~~ September 30, 2011, the Company had ~~$103.0~~$[•] million in loans with modified terms. The ~~$103.0~~ $[•] million in modified loans represents ~~126~~ [•] credit relationships in which economic concessions were granted to financially distressed borrowers to better align the terms of their loans with their current ability to pay. ~~These actions were taken on a case-by-case basis working with financially distressed borrowers to find a concession that would assist them in retaining their businesses or their homes and attempt to keep these loans in an accruing status for the Company.~~

~~Subsequent to its restructuring, any restructured loan with a below market rate concession that becomes nonaccrual will remain classified by the Company as a restructured loan for its duration and will be included in the Company’s nonperforming loans. Each restructured loan was reviewed for collateral impairment at June 30, 2011 and approximately $4.7~~ The Company’s approach to restructuring loans is built on its credit risk rating system, which requires credit management personnel to assign a credit risk rating to each loan. In each case, the loan officer is responsible for recommending a credit risk rating for each loan and ensuring the credit risk ratings are appropriate. These credit risk ratings are then reviewed and approved by the bank’s chief credit officer or the director’s loan committee. Credit risk ratings are determined by evaluating a number of factors including a borrower’s financial strength, cash flow coverage, collateral protection and guarantees. As discussed above, the Company’s credit risk rating scale is 1 through 10 with higher scores indicating higher risk. In the case of loans rated 6 or worse following modification, the Company’s Managed Assets Division evaluates the loan, the credit risk rating and determines that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

A modification of a loan with an existing credit risk rating of 6 or worse or a modification of any other credit which will result in a restructured credit risk rating of 6 or worse must be reviewed for TDR classification. In that event, our Managed Assets Division conducts an overall credit and collateral review. A modification of a loan is considered to be a TDR if both (1) the borrower is experiencing financial difficulty and (2) for economic or legal reasons, the bank grants a concession to a borrower that it would not otherwise consider. The modification of a loan where the credit risk rating is 5 or better both before and after such modification are not reviewed for TDR status. Based on the Company’s credit risk rating system, it considers that borrowers whose credit risk rating is 5 or better are not experiencing financial difficulties and therefore, are not considered TDRs.

TDRs are reviewed at the time of modification and on a quarterly basis to determine if a specific reserve is needed. The carrying amount of the loan is compared to the expected payments to be received, discounted at the loan’s original rate, or for collateral dependent loans, to the fair value of the collateral. Any shortfall is recorded as a specific reserve.

All credits determined to be a TDR will continue to be classified as a TDR in all subsequent periods, unless the borrower has been in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) and the modified interest rate represented a market rate at the time of restructuring. Additionally, before removing a loan from TDR classification, a review of the current or previously measured impairment on the loan and any concerns related to future performance by the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loan, based on a credit review by the Managed Assets Division, the TDR classification is not removed from the loan.

Each restructured loan was reviewed for collateral impairment at September 30, 2011 and approximately $[—] million of collateral impairment was present and appropriately reserved for through the Company’s normal reserving methodology in the Company’s allowance for loan losses.